Exhibit 99.1

Fort Technology Announces Board and Audit Committee Changes

Toronto, Ontario, July 16, 2026 (GLOBE NEWSWIRE) -- Fort Technology Inc. (Nasdaq: FRTT, TSXV: FORT) (“Fort” or the “Company”), today announced that Tamir Fayerman, a member of the Board of Directors (the “Board”) of the Company and the Chairman of the Audit Committee of the Board, notified the Company of his resignation from the Board and all committees thereof, effective July 16, 2026. Mr. Fayerman resigned from the Board for personal reasons and not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

Alongside this announcement, Fort also announced that the Board appointed Asaf Itzhaik, a member of the Board, to serve as a member and Chairman of the Audit Committee, effective immediately. The Board has determined that Mr. Itzhaik is financially literate within the meaning of National Instrument 52-110 – Audit Committees and qualifies as an independent director under National Instrument 52-110, the applicable rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, including the audit committee independence requirements thereunder.

In addition, on July 16, 2026, the Board appointed Ohad Melnik-Marom to serve as a member of the Board, effective immediately, to hold office until the next annual meeting of shareholders of the Company or until his successor is duly elected or appointed.

Mr. Melnik-Marom, age 56, is currently an independent advisor specializing in web payment methods. From 2019 to 2024, he served as a director of Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY), a publicly traded technology company listed on both the Nasdaq Stock Market and the Tel Aviv Stock Exchange. Previously, from 2004 to 2017, Mr. Melnik-Marom served as Manager of the Payment Methods Department of iFOREX International Group and held various management positions in the logistics, technology and financial services sectors. Mr. Melnik-Marom holds an M.B.A. with a specialization in finance and a B.A. in Business Administration with a specialization in finance from the College of Management Academic Studies, Rishon LeZion, Israel, and an M.S. from Baruch College, City University of New York.

About Fort Technology

Fort Technology Inc. operates a business as an established manufacturer and seller specializing in a range of amateur and professional products for the pest control and remedial repair industries. Fort Technology Inc.’s material subsidiary, Fort Products Limited, has operated in the pest control industry since its incorporation in 2005 and has accumulated nearly 20 years of technical experience.

For further information, please contact:

Gabi Kabazo
Chief Executive Officer
Fort Technology Inc.
Telephone: (604) 833-6820
Email: Office@Fort-Tech.io

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Fort intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be about future events, including Fort’s expectations with respect to the financial and operating performance of its business, its capital position, and future growth. The words “anticipate”, “believe”, “expect”, “project”, “predict”, “will”, “forecast”, “estimate”, “likely”, “intend”, “outlook”, “should”, “could”, “may”, “target”, “plan” and other similar expressions can generally be used to identify forward-looking statements. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s registration statement of Form 20-F (File No. 001-43178), as amended, as filed with the SEC on May 1, 2026 or the Company’s publicly filed documents which are available on SEDAR+ at www.sedarplus.ca. All forward-looking statements contained in this press release speak only as of the date on which they were made. Fort undertakes no obligation to update such statements to reflect changes in assumptions or changes in events that occur or circumstances that exist after the date on which they were made other than as required by applicable laws, rules and regulations.